Exhibit 99.2
News Release

Contact:	Baker Hughes Incorporated
Gary R. Flaharty (713) 439-8039	P.O. Box 4740
H. Gene Shiels (713) 439-8822	Houston, Texas 77210-4740
Baker Hughes Appoints Pierre H. Jungels, CBE, to Board of Directors
HOUSTON, Texas — April 27, 2006. Baker Hughes Incorporated (BHI — NYSE, EBS) announced today that Pierre H. Jungels, CBE, former chief executive officer of Enterprise Oil, plc, has been appointed a director of Baker Hughes and will serve on the Compensation and Finance committees. With his appointment the board now has 12 directors, including 11 independent non-employee directors.
Biographical Information
Pierre H. Jungels, CBE, 62, a Chartered Engineer and a PhD from the California Institute of Technology, served as president of the Institute of Petroleum until December 2003. From 1996 through 2001 he served as a director and chief executive officer of Enterprise Oil, plc, one of the largest independent European oil companies at the time. In 1996, Dr. Jungels served as the managing director of exploration and production at British Gas plc. From 1975 through 1995 he served in a variety of capacities at Petrofina S.A. and its predecessors, including serving as a main board director for 7 years, as a director of FINA, Inc., as managing director and chief executive officer of FINA, plc (U.K.) and chief executive officer of FINA Angola. Dr. Jungels is also a director of Woodside Petroleum Ltd., and a director of Imperial Tobacco Group plc. Dr. Jungels resides in Newbury, England.
Baker Hughes is a leading provider of
drilling, formation evaluation, completion and production
products and services to the worldwide oil and gas industry.
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